MAIDEN HOLDINGS, LTD.
131 Front Street, 2nd Floor
Hamilton HM 12, Bermuda

July 29, 2010

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 16, 2010
Schedule 14A
Filed April 6, 2010
File No. 001-34042

Dear Mr. Riedler:

Thank you for your letter dated July 20, 2010 setting forth comments of the Division of Corporate Finance (the “Staff”) regarding Maiden Holdings, Ltd.’s report on Form 10-K and proxy statement on Schedule 14A.  Pursuant to discussions with the Staff, we intend to provide our response via EDGAR on or before August 13, 2010.

Please contact our General Counsel Lawrence F. Metz at (856) 359-2586 if you have any questions or require any additional information.

Sincerely,

/s/ Arturo M. Raschbaum
Arturo M. Raschbaum
President and Chief Executive Officer